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[PROOF] Why should you invest in alternative investments?

Fundrise

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The power of alternative investments

A portfolio including some allocation to alternative investments, like private real estate and venture capital, has historically shown the ability to drive higher returns, with generally more annual income and lower volatility over the past 20 years.



Expansive real estate portfolio calibrated for consistent growth

Trends like increased demand for well-located residential assets across the Sunbelt and the explosion of e-Commerce-driven industrial spaces, power the returns on the billions of dollars we're investing on behalf of our investors. Our real estate strategies are designed to deliver consistent, long-term returns to investors while minimizing risk.

Learn more about our real estate strategies



Invest in tomorrow's great tech companies today

Like real estate, the world of venture capital has remained almost entirely inaccessible to individuals, despite proving to be one of (if not the) best-performing investment strategies of the past 50 years. We're changing that. With the Fundrise Innovation Fund, we aim to give all investors the opportunity to invest in a portfolio of top-tier private technology companies before they IPO.

Explore our venture portfolio



Private Credit

Fundrise's new private credit investment strategy capitalizes on the changed economic environment, offering some of the most attractive potential risk-adjusted returns of the past decade.

With far more borrowers in search of capital, than there are willing lenders, the cost of borrowing has skyrocketed. This has created a rare window of opportunity for well-capitalized investors like Fundrise to fill the gap. The result? **Perhaps the most attractive risk-adjusted return potential of the past ten years.**

Learn more







Invest in innovation

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The Fundrise Innovation Fund is the marketing name for the underlying legal entity, Fundrise Growth Tech Fund, LLC (the Fund). The Fund is an unlisted closed-end management investment company that is operated as a tender offer fund. The Fund's investment objective is to provide total return primarily through long-term capital appreciation. All securities involve risk; please consider the risks and objectives before investing in the Fund. For more information, including the Prospectus, please visit https://fundrise.com/offerings/26/view.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

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